SCHEDULE 14A INFORMATION
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Northern Lights Fund Trust III
(Name of Registrant as Specified in Its Charter)
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Marathon Value Portfolio

a series of

Northern Lights Fund Trust III

17605 Wright Street

Omaha, Nebraska 68130

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held [May 27], 2016

Dear Shareholders:

The Board of Trustees of the **Northern Lights Fund Trust III**, an open-end management investment company organized as a Delaware statutory trust, has called a special meeting of the shareholders of Marathon Value Portfolio (the "Fund"), to be held at the offices of the Trust's administrator, Gemini Fund Services, LLC, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, on [May 27], 2016 at [10:00 a.m.], Eastern time, for the following purposes:

1. To approve a new investment advisory agreement with Gratus Capital, LLC, the Fund's proposed new investment adviser. **No fee increase, change in portfolio manager or change in investment strategy is proposed.**

2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Shareholders of record at the close of business on [April 8], 2016 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof. The Notice of Meeting, Proxy Statement, and accompanying form of proxy will be mailed to shareholders on or about [May 2], 2016.

By Order of the Board of Trustees

_____

Eric Kane, Esq., Secretary
[_____], 2016

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON [May 27], 2016.

A copy of the Notice of Shareholder Meeting, the Proxy Statement (including the proposed Investment Advisory Agreement) and Proxy Voting Ballot are available at [_____] **www.proxyonline.com/docs/marathonvalue.pdf.**

YOUR VOTE IS IMPORTANT

1

To assure your representation at the meeting, [please complete the enclosed proxy and return it promptly in the accompanying envelope, or by calling the number listed on your proxy card, by faxing it to the number listed on your proxy card, or via internet as indicated in the voting instruction materials] whether or not you expect to be present at the meeting. If you attend the meeting, you may revoke your proxy and vote your shares in person.

Marathon Value Portfolio

a series of

Northern Lights Fund Trust III
with its principal offices at
17605 Wright Street
Omaha, Nebraska 68130

_____

PROXY STATEMENT

_____

SPECIAL MEETING OF SHAREHOLDERS
To Be Held [May 27], 2016

_____

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees (the "Board" or "Trustees" or "Board of Trustees") of the **Northern Lights Fund Trust III** (the "Trust") on behalf of **Marathon Value Portfolio** (the "Fund"), for use at a Special Meeting of Shareholders of the Trust (the "Meeting") to be held at the offices of the Trust's administrator, Gemini Fund Services, LLC, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, on [May 27], 2016 at [_____],10:00 a.m. Eastern time, and at any and all adjournments thereof. The Notice of Meeting, Proxy Statement, and accompanying form of proxy will be mailed to shareholders on or about [April 25May 2], 2016.

The Meeting has been called by the Board for the following purposes:

1. To approve a new investment advisory agreement (the "New Advisory Agreement") by and between the Trust, with respect to the Fund, and Gratus Capital, LLC ("Gratus"), the Fund's proposed new investment adviser. **No fee increase, change in portfolio manager or change in investment strategy is proposed.**

2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Only shareholders of record at the close of business on [April 8], 2016 (the "Record Date") are entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof.

A copy of the Fund's most recent annual report, including financial statements and schedules, is available at no charge by visiting www.marathonvalue.com, sending a written request to the Fund, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788 or by calling 1-800-788-6086.

1

PROPOSAL I

**APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT BETWEEN
THE TRUST AND GRATUS CAPITAL, LLC**

The Trustees are requesting that shareholders approve the New Advisory Agreement between the Trust, on behalf of the Fund, and Gratus. **Approval of the New Advisory Agreement will not raise the fees paid by the Fund or its shareholders, nor will it change the Fund's strategy or the Fund's portfolio manager.**

Overview and Background

Spectrum Advisory Services, Inc. ("Spectrum") has served as the Fund's investment adviser since March 28, 2000, and the investment advisory agreement with Spectrum (the "Current Agreement") was last approved by shareholders on March 8, 2013 in connection with the Fund's reorganization into the Trust. On February 17, 2016, Spectrum notified the Board that it intended to resign as adviser to the Fund effective upon the consummation of a transaction with Gratus, pursuant to which ~~(i) Mr.~~ Gratus will purchase the goodwill of Marc Heilweil, the sole owner of Spectrum and the portfolio manager of the Fund since 2000~~, will leave his role at Spectrum to join~~ (the "Transaction"). Concurrent with the Transaction, Mr. Heilweil will become an employee of Gratus where he will serve as a portfolio manager~~,~~. Following the Transaction, Spectrum will liquidate and ~~(ii) Gratus will acquire the personal goodwill associated with Mr. Heilweil's client relationships (the "Transaction").~~wind down its affairs as soon as reasonably practicable. The Transaction is expected to close on or around May 1, 2016. In order to provide continuous service to the Fund, Spectrum has recommended to the Board that, at the close of the Transaction, Gratus be hired to act as the investment adviser to the Fund.

At an in-person meeting on March 24, 2016 (the "Board Meeting"), the Trustees approved the New Advisory Agreement subject to shareholder approval. The Investment Company Act of 1940, as amended (the "1940 Act"), requires that investment advisory agreements such as the New Advisory Agreement be approved by a vote of a majority of the outstanding shares of a Fund. Therefore, shareholders are being asked to approve the proposed New Advisory Agreement with Gratus. At the Board Meeting, the Trustees also approved an interim advisory agreement between the Trust, on behalf of the Fund, and Gratus (the "Interim Advisory Agreement").

The Interim Advisory Agreement allows Gratus to manage the Fund after the completion of the Transaction while the Board solicits shareholder approval for the New Advisory Agreement. Gratus will begin managing the Fund pursuant to the Interim Advisory Agreement upon the close of the Transaction, anticipated to occur on May 1, 2016. The Interim Advisory Agreement is effective for 150 days from that date or until the New Advisory Agreement is approved, if sooner. The terms of the Interim Advisory Agreement are identical in all material respects to those of the Current Advisory Agreement, except that (i) the date of its execution~~,~~ and effectiveness~~, and termination~~ are changed; (ii) the period for notice of termination is shorter; (iii) Gratus replaces Spectrum as the Fund's investment adviser; and (iii) ~~all~~the fees earned by Gratus under the Interim Advisory

Agreement will be held in a separate escrow account pending shareholder approval of the New Advisory Agreement. ~~If~~ Upon approval of the New Advisory Agreement by the Fund's shareholders ~~approve the New Advisory Agreement,~~. the escrowed management fees will be paid to Gratus. If a majority of the Fund's shareholders do not approve the New Advisory Agreement, then Gratus is paid the lesser of (i) its costs, plus interest, incurred in managing the Fund under the Interim Advisory Agreement, or (ii) the total amount in the escrow account.

The New Advisory Agreement is ~~similar in all material respects to~~ the same as the Current Advisory Agreement ~~with the Fund's previous investment adviser, Spectrum~~, except that: (i) the date of its execution, effectiveness, and termination are changed and (ii) the New Advisory Agreement names Gratus rather than Spectrum as the Fund's investment adviser. The effective date of the New Advisory Agreement will be the date shareholders of the Fund approve the New Advisory Agreement.

Gratus is an investment adviser that provides research, market analysis and financial planning services to its clients. Gratus has an investment committee consisting of seven members with over 100 years of combined experience. After the Transaction occurs, Mr. Heilweil will continue to serve as the Fund's portfolio manager as an employee of Gratus using ~~materially~~ the same strategy he employed at Spectrum. Shareholder approval of the New Advisory Agreement will not increase the fees paid by the Fund or the Fund's shareholders. The proposed investment advisory fee to be paid to Gratus under the New Advisory Agreement is the same as the advisory fee paid to Spectrum under the Current Advisory Agreement ~~and to Gratus under the Interim Advisory Agreement.~~.

The Advisory Agreements

Both the New Advisory Agreement and Current Advisory Agreement (collectively, the "Advisory Agreements") provide that the investment adviser will continuously furnish an investment program for the Fund, make investment decisions on behalf of the Fund, and place all orders for the purchase and sale of portfolio securities, subject to the Fund's investment objectives, policies, and restrictions and such policies as the Trustees may determine. As compensation for these services, under both Advisory Agreements, the adviser is entitled to receive an annual unitary advisory fee from the Fund equal to 1.10% of the Fund's average daily net assets. Pursuant to the Advisory Agreements, from this advisory fee, the adviser pays all of the operating expenses of the Fund, excluding brokerage fees and commissions, indirect costs of investing in other investment companies, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), and such extraordinary or non-recurring expenses as may arise, including litigation to which the Fund may be a party and indemnification of the Trust's Trustees and officers with respect thereto. The Fund will also pay expenses that it is authorized to pay pursuant to Rule 12b-1 under the 1940 Act.

~~Under the 1940 Act, the Board was allowed to approve the New Advisory Agreement for an initial term of two years. At the Board Meeting, the Trustees considered the circumstances necessitating the New Advisory Agreement, noting that the Fund's portfolio manager, investment strategy, investment restrictions and general investment process will remain substantially the same at Gratus. Based on these considerations, the Trustees approved of the New Advisory Agreement~~

for an initial period of one year, treating the New Advisory Agreement as a continuation of the Current Advisory Agreement. As a result, the New Advisory Agreement provides that it will continue in effect for an initial period of one year, and the Current Advisory Agreement, if the Transaction is not consummated, will continue in effect through March 8, 2017. Each of the Advisory Agreements provides that it will continue in effect from year to year after its current period ends, but only so long as its continuance is approved at least annually by (i) the Board or (ii) a vote of a majority of the outstanding voting securities of the Fund, provided that in either event its continuance is also approved by a majority of the independent Trustees of the Board, at an in-person meeting called for the purpose of voting such approval.

The New Advisory Agreement, like the Current Advisory Agreement, automatically terminates on assignment and is terminable on 60 days' notice by the Board. In addition, the New Advisory Agreement, like the Current Advisory Agreement, may be terminated by the adviser on 60 days' notice to the Fund. Both agreements provide that the adviser shall not be subject to any liability in connection with the performance of its services thereunder in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

The Board most recently approved the Current Advisory Agreement at a meeting of the Board held on February 17-18, 2016. The Current Advisory Agreement was executed on November 29, 2012 and became effective on March 8, 2013. The effective date of the New Advisory Agreement will be the date shareholders of the Fund approve the New Advisory Agreement.

Under the 1940 Act, the Board could have approved the New Advisory Agreement for an initial two-year term. At the Board Meeting, the Trustees considered the Transaction and the Advisory Agreements, noting that, in addition to the terms of the Agreements being the same, the Fund's portfolio manager, investment strategy, investment restrictions and general investment process will also remain the same under the New Advisory Agreement. In deciding the initial term of the New Advisory Agreement, the Trustees discussed their approval of the Current Advisory Agreement in February 2016 and noted the similarities between the Advisory Agreements and the investment process. The Trustees considered that other than the effective dates and termination dates, the Advisory Agreements were identical. Based on these considerations, the Board determined that the New Advisory Agreement should continue in effect for a period similar to that which the Current Advisory Agreement is in effect. Thus, the New Advisory Agreement provides that it will continue in effect for an initial period of one year, and the Current Advisory Agreement, if the Transaction is not consummated, will continue in effect through March 8, 2017. Each of the Advisory Agreements provides that it will continue in effect from year to year after its current period ends, but only so long as its continuance is approved at least annually by (i) the Board or (ii) a vote of a majority of the outstanding voting securities of the Fund, provided that in either event its continuance is also approved by a majority of the independent Trustees of the Board, at an in-person meeting called for the purpose of voting such approval.

Subject to shareholder approval, the Trust will enter into the New Advisory Agreement with Gratus. If the New Advisory Agreement with Gratus is not approved by shareholders, the Board of Trustees and Graus will consider other options, including a new or modified request for shareholder approval of a new investment advisory agreement.

The description in this Proxy Statement of the New Advisory Agreement is only a summary. The New Advisory Agreement is attached as Exhibit A. You should read the New Advisory Agreement.

Information Concerning Spectrum

Spectrum is a Georgia corporation located at 1050 Crown Pointe Parkway, Suite 750, Atlanta, GA 30338. Mr. Heilweil is the principal investment officer of Spectrum, and his principal occupation is serving as the President of Spectrum. Mr. Heilweil controls Spectrum based on his ownership interest in Spectrum. Mr. Heilweil's address is 1050 Crown Pointe Parkway, Suite 750, Atlanta, GA 30338.

Information Concerning Gratus

Gratus is a Delaware limited liability company located at 3350 Riverwood Parkway, Suite 1550, Atlanta, GA 30339. Gratus is a wholly owned subsidiary of Focus Operating, LLC, a Delaware limited liability company ("Focus Operating") located at 825 Third Avenue, 27th Floor, New York, NY 10022. Focus Operating, a holding company, is the managing member of Gratus based on its ownership of Gratus. Focus Operating is a majority owned subsidiary of Focus Financial Partners, LLC, a Delaware limited liability company ("Focus Financial Partners") located at 825 Third Avenue, 27th Floor, New York, NY 10022. Focus Financial Partners controls Focus Operating through its ownership interest in Focus Operating. Gratus ~~does~~has not ~~serve~~previously served as the investment adviser to ~~any other mutual fund~~a regulated investment company.

Hank McLarty is the chief executive officer of Gratus. Mr. McLarty's principal occupation is serving as the President of Gratus. Mr. McLarty's address is 3350 Riverwood Pkwy. Ste 1550, Atlanta, GA 30339.

Business History of ~~Marathon~~the Fund

The Fund was reorganized on March 8, 2013 from a series of Unified Series Trust, an Ohio business trust (the "Predecessor Fund"), to a series of Northern Lights Fund Trust III, a Delaware statutory trust (the "Reorganization"). The Predecessor Fund commenced operations on December 18, 2002. Shareholders of the Predecessor Fund received shares of the Fund in the Reorganization. The Predecessor Fund is the successor to the Marathon Value Portfolio, a series of the AmeriPrime Funds (the "Original Fund"), which commenced operations on March 12, 1998. Spectrum began providing investment advisory services to the Original Fund on March 28, 2000. For the fiscal year ended October 31, 2015, Spectrum earned $724,025 from the Fund in advisory fees.

Evaluation by the Board of Trustees

At the Board Meeting, the Trustees considered the approval of the Interim Advisory Agreement and the New Advisory Agreement with Gratus. The Trustees relied on the advice of independent legal counsel and their own business judgment in determining the material factors to be considered in evaluating the Advisory Agreements and the weight to be given to each factor. The conclusions reached by the Trustees were based on an evaluation of all of the information provided and were not the result of any single factor. Moreover, each Trustee may have afforded different weight to the various factors in reaching conclusions with respect to the Advisory Agreements.

Nature, Extent and Quality of Service.   The Trustees noted that Gratus was founded in 2005 and manages approximately $716 million in discretionary assets and approximately $85 million in non-discretionary assets. They discussed that despite the change in investment adviser from Spectrum to Gratus, Mr. Heilweil ~~will~~would remain as the ~~Fund's~~ portfolio manager and the investment process ~~will~~would remain substantially the same. The Trustees reviewed the backgrounds of the key investment personnel at Gratus, noting that the personnel and experience of Gratus will provide additional support to Mr. Heilweil in managing the Fund's portfolio. The Trustees discussed the value Gratus ~~can~~would bring to the Fund ~~though~~through its services, including equity and fixed income securities research, compliance services, technology and Gratus' overall investment analysis. The Trustees discussed Gratus' risk management process, noting that Gratus monitors market risk, value risk and growth risk on an ongoing basis. With respect to compliance, the Trustees discussed that Gratus will review the Fund's investments on a daily basis to monitor the investments against the Fund's guidelines and limitations. The Board noted that after the change in adviser, ~~Mr. Burton~~Spectrum's chief compliance officer will continue to serve the Fund in a compliance role, providing continuity with respect to the Fund's compliance program. They discussed Gratus' integration of Spectrum's compliance policies and procedures, noting that the Fund's compliance program should remain strong. The Board considered Gratus' best execution policies and procedures, noting that Gratus' best execution committee considers cost along with qualitative factors in selecting broker-dealers. The Board noted that Gratus has not been involved in any administrative or regulatory actions over the past three years. The Trustees agreed that the ~~quality~~level of services Gratus can provide to the Fund will benefit the Fund and its shareholders.

Performance.   The Trustees reviewed the Fund's performance over the one, two, three and five-year periods versus its benchmark, Morningstar category and adviser selected peer group. The Board considered the Fund's past performance ~~under Spectrum~~, noting that the Fund's portfolio manager, investment strategy, investment restrictions and general investment process will remain ~~substantially~~ the same ~~with~~at Gratus. The Board noted that the Fund had slightly underperformed its peer group average and Morningstar category average over the one-year period. The Trustees further noted that while the Fund underperformed its benchmark, peer group average and Morningstar category average over the two, three and five-year periods, the Fund's annualized returns were respectable, ~~and~~which is reflected in the ~~Fund generated~~Fund's overall positive returns for every period except the most recent one-year period. With respect to the Fund's underperformance, the Trustees reviewed the Fund's cash and cash equivalent holdings, noting that Spectrum was using these holdings as a hedge against potentially declining markets over the two, three and five-year periods. The Trustees noted that the ~~adviser~~portfolio manager manages the Fund's portfolio with a long-term outlook, which is reflected by the Fund's strong ten-year and since inception performance, including earning a five star Morningstar rating over the ten-year period and outperforming its benchmark over the since inception period. The Trustees discussed the transition to Gratus, noting that ~~Gratus offers the Fund additional resources, which may improve the Fund's performance.~~there will be no material changes with respect to the Fund's portfolio manager or investment process.

Fees. The Trustees discussed the Fund's current fee structure, under which Spectrum is paid a fixed unitary fee of 1.10% from which it pays all of the Fund's ordinary operating expenses. The Trustees discussed that Gratus ~~proposes~~proposed maintaining the same unitary fee structure upon becoming the Fund's investment adviser. The Trustees noted that the unitary fee ~~is~~was slightly higher than the average net expense ratio of the Fund's Morningstar category, but within the range of the Morningstar category, and that it is lower than the average of the peer group. The Trustees ~~determined~~noted that Gratus' continuation of the ~~Fund's~~ current unitary fee of 1.10% would be beneficial to the Fund's shareholders~~ and~~. The Trustees agreed that the~~ proposed~~ fee was reasonable.

Economies of Scale. The Trustees discussed the current size of the Fund ~~of approximately $58 million~~ and Gratus' projections for ~~its~~the Fund's immediate and future growth. The Trustees concluded that meaningful economies of scale justifying breakpoints would not likely be realized during the initial term of the ~~New~~ Advisory Agreement. The Trustees ~~noted that~~discussed Gratus' ~~representatives had indicated that the firm was willing~~willingness to ~~discuss the implementation of breakpoints in~~decrease the Fund's ~~advisory~~unitary fee as the Fund's assets grow. The Trustees agreed to monitor the growth of the Fund and ~~readdress the issue~~ address breakpoints at ~~the~~an appropriate time as the Fund's assets increase.

Profitability. The Trustees considered Gratus' projected profitability related to the advisory services to be provided to the Fund and whether the amount of profit is a fair and reasonable entrepreneurial profit for the management of the Fund. The ~~Board~~Trustees noted that Gratus ~~projected~~expects to earn a modest profit ~~over~~during the initial year as the Fund's adviser~~ and that Spectrum had reported a loss in connection with the advisory services it provided to the Fund over the previous year.~~. The Trustees agreed that based on Gratus' projections~~ and the fact that Spectrum had not shown a profit from its relationship with the Fund~~, Gratus' expected profitability from serving as the investment adviser to the Fund ~~was~~would not be excessive.

Conclusion. Having requested and received such information from Gratus as the Trustees believe reasonably necessary to evaluate the terms of the Advisory Agreements, and as assisted by the advice of independent counsel, the Trustees concluded the advisory fee structure was reasonable and that the approval of the Advisory Agreements ~~are~~were in the best interest of the ~~Trust and the~~ shareholders of the Fund.

The Board of Trustees of the Trust, consisting entirely of Independent Trustees, recommends that shareholders of the Fund vote "FOR" approval of the New Advisory Agreement.

OTHER INFORMATION

The Fund is a diversified series of the Northern Lights Fund Trust III, an open-end investment management company organized as a Delaware statutory trust and formed by an Agreement and Declaration of Trust on December 5, 2011. The Trust's principal executive offices are located at 17605 Wright Street, Omaha, Nebraska 68130. The Board of Trustees supervises the business activities of the Fund. Like other mutual funds, the Fund retains various organizations to perform specialized services. The Fund retains Spectrum as investment adviser. Northern Lights Distributors, LLC, located at 17605 Wright Street, Omaha, Nebraska 68130, serves as principal

underwriter and distributor of the Fund. Gemini Fund Services, LLC, with principal offices located at 17605 Wright Street, Suite 2, Omaha, Nebraska 68130, provides the Fund with transfer agent, accounting, compliance, and administrative services.

THE PROXY

The Board solicits proxies so that each shareholder has the opportunity to vote on the proposal to be considered at the Meeting. A proxy for voting your shares at the Meeting is enclosed. The shares represented by each valid proxy received in time will be voted at the meeting as specified. If no specification is made, the shares represented by a duly executed proxy will be voted for approval of the proposed New Advisory Agreement and at the discretion of the holders of the proxy on any other matter that may come before the meeting that the Trust did not have notice of a reasonable time prior to the mailing of this Proxy Statement. You may revoke your proxy at any time before it is exercised by (1) submitting a duly executed proxy bearing a later date, (2) submitting a written notice to the President of the Trust revoking the proxy, or (3) attending and voting in person at the Meeting.

VOTING SECURITIES AND VOTING

As of the Record Date, there were [————————]2,669,314.9820 shares of beneficial interest of the Fund issued and outstanding.

All shareholders of record of the Fund on the Record Date are entitled to vote at the Meeting on the proposal to approve the proposed New Advisory Agreement. Each shareholder is entitled to one (1) vote per share held, and fractional votes for fractional shares held, on any matter submitted to a vote at the Meeting.

An affirmative vote of the holders of a majority of the outstanding shares of the Fund is required for the approval of the proposed New Advisory Agreement. As defined in the 1940 Act, a vote of the holders of a majority of the outstanding shares of the Fund means the vote of (1) 67% or more of the voting shares of the Fund present at the meeting, if the holders of more than 50% of the outstanding shares of the Fund are present in person or represented by proxy, or (2) more than 50% of the outstanding voting shares of the Fund, whichever is less.

Broker non-votes and abstentions will be considered present for purposes of determining the existence of a quorum and the number of shares of the Fund represented at the meeting, but they are not affirmative votes for any proposal. As a result, with respect to the approval of the proposed New Advisory Agreement, non-votes and abstentions will have the same effect as a vote against the proposal because the required vote is a percentage of the shares present or outstanding.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

As of the Record Date, the following shareholders of record owned 5% or more of the outstanding shares of the Fund:

Name &
Address **Shares**

Name and Address	Shares	Percentage of Fund
Charles Schwab & Co. INC. 101 Montgomery Street San Francisco, CA 94104	2,031,593.6860 %	76.11%
National Financial Services Corp. 1 World Financial Center New York, NY 10281	262,022.2960	9.82%

Shareholders owning more than 25% of the outstanding shares of the Fund are considered to "control" the Fund, as that term is defined under the 1940 Act. Persons controlling the Fund may be able to determine the outcome of any proposal submitted to the shareholders for approval.

As a group, the Trustees and officers of the Trust owned less than 1% of the outstanding shares of the Fund as of the Record Date. As a result, the Trustees and officers as a group are not deemed to control the Fund.

SHAREHOLDER PROPOSALS

The Trust has not received any shareholder proposals to be considered for presentation at the Meeting. Under the proxy rules of the United States Securities and Exchange Commission, shareholder proposals may, under certain conditions, be included in the Trust's Proxy Statement and proxy for a particular meeting. Under these rules, proposals submitted for inclusion in the Trust's proxy materials must be received by the Trust within a reasonable time before the solicitation is made. The fact that the Trust receives a shareholder proposal in a timely manner does not ensure its inclusion in its proxy materials, because there are other requirements in the proxy rules relating to such inclusion. You should be aware that annual meetings of shareholders are not required as long as there is no particular requirement under the 1940 Act, which must be met by convening such a shareholder meeting. Any shareholder proposal should be sent to Eric Kane, Esq., Secretary, Northern Lights Fund Trust III, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788.

COST OF SOLICITATION

The Board of Trustees is making this solicitation of proxies. The Trust has engaged AST Solutions, LLC ("AST"), a proxy solicitation firm, to assist in the solicitation. The estimated fees anticipated to be paid to AST are approximately $8,500. The cost of preparing and mailing this Proxy Statement, the accompanying Notice of Special Meeting and proxy and any additional materials relating to the meeting and the cost of soliciting proxies will be borne by Gratus. In addition to solicitation by mail, the Trust will request banks, brokers and other custodial nominees and fiduciaries to supply proxy materials to the respective beneficial owners of shares of the Fund of whom they have knowledge, and Gratus will reimburse them for their expenses in so doing. Certain officers, employees and agents of the Trust, Spectrum and Gratus may solicit proxies in person or by telephone, facsimile transmission, or mail, for which they will not receive any special compensation.

OTHER MATTERS

The Trust's Board of Trustees knows of no other matters to be presented at the Meeting other than as set forth above. If any other matters properly come before the meeting that the Trust did not have notice of a reasonable time prior to the mailing of this Proxy Statement, the holders of the proxy will vote the shares represented by the proxy on such matters in accordance with their best judgment, and discretionary authority to do so is included in the proxy.

PROXY DELIVERY

If you and another shareholder share the same address, the Trust may only send one Proxy Statement unless you or the other shareholder(s) request otherwise. Call or write to the Trust if you wish to receive a separate copy of the Proxy Statement, and the Trust will promptly mail a copy to you. You may also call or write to the Trust if you wish to receive a separate proxy in the future or if you are receiving multiple copies now and wish to receive a single copy in the future. For such requests, call the Trust at 1-800-788-6086, or write the Trust at 80 Arkay Drive, Suite 110, Hauppauge, NY 11788.

Important Notice Regarding the Availability of Proxy materials for the Shareholder Meeting to be Held on ~~[May 27]~~, 2016

A copy of the Notice of Shareholder Meeting, the Proxy Statement, and Proxy Card are available at ~~[_____].~~www.proxyonline.com/docs/marathonvalue.pdf.

BY ORDER OF THE BOARD OF TRUSTEES

Eric Kane, Esq., Secretary

Dated: [_____], 2016

If you have any questions before you vote, please call our proxy information line at ~~[_____].~~1-866-856-4969. Representatives are available Monday through Friday ~~[9]~~ a.m. to ~~[10]~~ p.m., Eastern Time to answer your questions about the proxy material or about how to how to cast your vote. You may also receive a telephone call reminding you to vote your shares. Thank you for your participation in this important initiative.

PLEASE DATE AND SIGN THE ENCLOSED PROXY AND ~~[~~RETURN IT PROMPTLY IN THE ENCLOSED REPLY ENVELOPE~~,~~ OR CALL THE NUMBER LISTED ON YOUR PROXY CARD~~, FAX YOUR PROXY CARD TO THE NUMBER LISTED ON YOUR PROXY CARD OR VOTE YOUR SHARES ONLINE AT THE WEBSITE LISTED]~~.

[INCLUDE PROXY BALLOT]

INVESTMENT ADVISORY AGREEMENT
Between
NORTHERN LIGHTS FUND TRUST III
and
GRATUS CAPITAL, LLC

AGREEMENT, made as of [   ], 2016 between Northern Lights Fund Trust III, a Delaware statutory trust (the "Trust"), and Gratus Capital, LLC, a Delaware Limited Liability Company (the "Adviser") located at 3350 Riverwood Parkway, Suite 1550, Atlanta, GA 30339.

RECITALS:

WHEREAS, the Trust is an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act");

WHEREAS, the Trust is authorized to issue shares of beneficial interest in separate series, each having its own investment objective or objectives, policies and limitations;

WHEREAS, the Trust offers shares in the series named on Appendix A hereto (such series, together with all other series subsequently established by the Trust and made subject to this Agreement in accordance with Section 1.3, being herein referred to as a "Fund," and collectively as the "Funds");

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940; and

WHEREAS, the Trust desires to retain the Adviser to render investment advisory services to the Trust with respect to each Fund in the manner and on the terms and conditions hereinafter set forth;

NOW, THEREFORE, the parties hereto agree as follows:

1. Services of the Adviser.

1.1 Investment Advisory Services. The Adviser shall act as the investment adviser to each Fund and, as such, shall (i) obtain and evaluate such information relating to the economy, industries, business, securities markets and securities as it may deem necessary or useful in discharging its responsibilities hereunder, (ii) formulate a continuing program for the investment of the assets of each Fund in a manner consistent with its investment objective(s), policies and restrictions, and (iii) determine from time to time securities to be purchased, sold, retained or lent by each Fund, and implement those decisions, including the selection of entities with or through which such purchases, sales or loans are to be effected; provided, that the Adviser will place orders pursuant to its investment determinations either directly with the issuer or with a broker or dealer, and if with a broker or dealer, (a) will attempt to obtain the best price and execution of its orders, and (b) may nevertheless in its discretion purchase and sell portfolio securities from and to brokers who provide the Adviser with research, analysis, advice and similar services and pay such brokers in return a higher commission than may be charged by other brokers.

The Trust hereby authorizes any entity or person associated with the Adviser or any sub-adviser retained by the Adviser pursuant to Section 9 of this Agreement, which is a member of a national securities exchange, to effect any transaction on the exchange for the account of the Trust which is permitted by Section 11(a) of the Securities Exchange Act of 1934 and Rule 11a2-2(T) thereunder, and the Trust hereby consents to the retention of compensation for such transactions in accordance with Rule 11a2-2(T)(a)(2)(iv) provided the transaction complies with the Trust's Rule 17e-1 policies and procedures.

The Adviser shall carry out its duties with respect to each Fund's investments in accordance with applicable law and the investment objectives, policies and restrictions set forth in each Fund's then-current Prospectus and Statement of Additional Information, and subject to such further limitations as the Trust may from time to time impose by written notice to the Adviser.

1.2 Administrative Services.   The Trust has engaged the services of an administrator. The Adviser shall provide such additional administrative services as reasonably requested by the Board of Trustees or officers of the Trust; provided, that the Adviser shall not have any obligation to provide under this Agreement any direct or indirect services to Trust shareholders, any services related to the distribution of Trust shares, or any other services which are the subject of a separate agreement or arrangement between the Trust and the Adviser. Subject to the foregoing, in providing administrative services hereunder, the Adviser shall:

1.2.1 Office Space, Equipment and Facilities. Provide such office space, office equipment and office facilities as are adequate to fulfill the Adviser's obligations hereunder.

1.2.2 Personnel. Provide, without remuneration from or other cost to the Trust, the services of individuals competent to perform the administrative functions which are not performed by employees or other agents engaged by the Trust or by the Adviser acting in some other capacity pursuant to a separate agreement or arrangement with the Trust.

1.2.3 Agents. Assist the Trust in selecting and coordinating the activities of the other agents engaged by the Trust, including the Trust's shareholder servicing agent, custodian, administrator, independent auditors and legal counsel.

1.2.4 Trustees and Officers. Authorize and permit the Adviser's directors, officers and employees who may be elected or appointed as Trustees or officers of the Trust to serve in such capacities, without remuneration from or other cost to the Trust.

1.2.5 Books and Records. Assure that all financial, accounting and other records required to be maintained and preserved by the Adviser on behalf of the Trust are maintained and preserved by it in accordance with applicable laws and regulations.

1.2.6 Reports and Filings. Assist in the preparation of (but not pay for) all periodic reports by the Fund to its shareholders and all reports and filings required to maintain the registration and qualification of the Funds and Fund shares, or to meet other regulatory or tax requirements applicable to the Fund, under federal and state securities and tax laws.

1.3 Additional Series. In the event that the Trust establishes one or more series after the effectiveness of this Agreement ("Additional Series"), Appendix A to this Agreement may be amended to make such Additional Series subject to this Agreement upon the approval of the Board of Trustees of the Trust and the shareholder(s) of the Additional Series, in accordance with the provisions of the Act. The Trust or the Adviser may elect not to make any such series subject to this Agreement.

1.4 Change in Management or Control. The Adviser shall provide at least sixty (60) days' prior written notice to the Trust of any change in the ownership or management of the Adviser, or any event or action that may constitute a change in "control," as that term is defined in Section 2 of the Act. The Adviser shall provide prompt notice of any change in the portfolio manager(s) responsible for the day-to-day management of the Funds.

2. Expenses of the Fund.

2.1 Expenses to be Paid by Adviser. The Adviser shall pay all operating expenses of the Fund, including the compensation and expenses of any employees of the Fund and of any other persons rendering any services to the Fund; clerical and shareholder service staff salaries; office space and other office expenses; fees and expenses incurred by the Fund in connection with membership in investment company organizations; legal, auditing and accounting expenses; expenses of registering shares under federal and state securities laws, including expenses incurred by the Fund in connection with the organization and initial registration of shares of the Fund; insurance expenses; fees and expenses of the custodian, transfer agent, dividend disbursing agent, shareholder service agent, plan agent, administrator, accounting and pricing services agent and underwriter of the Fund; expenses, including clerical expenses, of issue, sale, redemption or repurchase of shares of the Fund; the cost of preparing and distributing reports and notices to shareholders, the cost of printing or preparing prospectuses and statements of additional information for delivery to shareholders; the cost of printing or preparing stock certificates or any other documents, statements or reports to shareholders; expenses of shareholders' meetings and proxy solicitations; advertising, promotion and other expenses incurred directly or indirectly in connection with the sale or distribution of the Fund's shares, excluding expenses which the Fund is authorized to pay pursuant to Rule 12b-1 under the Act; and all other operating expenses not specifically assumed by the Fund.

In the event that the Adviser pays or assumes any expenses of the Trust not required to be paid or assumed by the Adviser under this Agreement, the Adviser shall not be obligated hereby to pay or assume the same or any similar expense in the future; provided, that nothing herein contained shall be deemed to relieve the Adviser of any obligation to the Funds under any separate agreement or arrangement between the parties.

2.2 Expenses to be Paid by the Fund. Each Fund shall pay all brokerage fees and commissions, indirect costs of investing in other investment companies, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), and such extraordinary or non-recurring expenses as may arise, including litigation to which the Fund may be a party and indemnification of the Trust's Trustees and officers with respect thereto. The Fund will also pay expenses that it is authorized to pay pursuant to Rule 12b-1 under the Act.

The Adviser may obtain reimbursement from the Fund, at such time or times as it may determine in its sole discretion, for any of the expenses advanced by the Adviser, which the Fund is obligated to pay, and such reimbursement shall not be considered to be part of the Adviser's compensation pursuant to this Agreement.

3. Advisory Fee.

As compensation for all services rendered, facilities provided and expenses paid or assumed by the Adviser under this Agreement, each Fund shall pay the Adviser on the last day of each month, or as promptly as possible thereafter, a fee calculated by applying a monthly rate, based on an annual percentage rate, to the Fund's average daily net assets for the month. The annual percentage rate applicable to each Fund is set forth in Appendix A to this Agreement, as it may be amended from time to time in accordance with Section 1.3 of this Agreement. If this Agreement shall be effective for only a portion of a month with respect to a Fund, the aforesaid fee shall be prorated for the portion of such month during which this Agreement is in effect for the Fund.

4. Proxy Voting.

The Adviser will vote, or make arrangements to have voted, all proxies solicited by or with respect to the issuers of securities in which assets of a Fund may be invested from time to time. Such proxies will be voted in a manner that you deem, in good faith, to be in the best interest of the Fund and in accordance with your proxy voting policy. You agree to provide a copy of your proxy voting policy to the Trust prior to the execution of this Agreement, and any amendments thereto promptly.

5. Records.

5.1 Tax Treatment. Both the Adviser and the Trust shall maintain, or arrange for others to maintain, the books and records of the Trust in such a manner that treats each Fund as a separate entity for federal income tax purposes.

5.2 Ownership. All records required to be maintained and preserved by the Trust pursuant to the provisions or rules or regulations of the Securities and Exchange Commission under Section 31(a) of the Act and maintained and preserved by the Adviser on behalf of the Trust are the property of the Trust and shall be surrendered by the Adviser promptly on request by the Trust; provided, that the Adviser may at its own expense make and retain copies of any such records.

6. Reports to Adviser.

The Trust shall furnish or otherwise make available to the Adviser such copies of each Fund's Prospectus, Statement of Additional Information, financial statements, proxy statements, reports and other information relating to its business and affairs as the Adviser may, at any time or from time to time, reasonably require in order to discharge its obligations under this Agreement.

7. Reports to the Trust.

The Adviser shall prepare and furnish to the Trust such reports, statistical data and other information in such form and at such intervals as the Trust may reasonably request.

8. Code of Ethics.

The Adviser has adopted a written code of ethics complying with the requirements of Rule 17j-1 under the Act and will provide the Trust with a copy of the code and evidence of its adoption. The Adviser will provide to the Board of Trustees of the Trust at least annually a written report that describes any issues arising under the code of ethics since the last report to the Board of Trustees, including, but not limited to, information about material violations of the code and sanctions imposed in response to the material violations; and which certifies that the Adviser has adopted procedures reasonably necessary to prevent "access persons" (as that term is defined in Rule 17j-1) from violating the code.

9. Retention of Sub-Adviser.

Subject to the Trust's obtaining the initial and periodic approvals required under Section 15 of the Act, the Adviser may retain one or more sub-advisers, at the Adviser's own cost and expense, for the purpose of managing the investments of the assets of one or more Funds of the Trust. Retention of one or more sub-advisers shall in no way reduce the responsibilities or obligations of the Adviser under this Agreement and the Adviser shall, subject to Section 11 of this Agreement, be responsible to the Trust for all acts or omissions of any sub-adviser in connection with the performance of the Adviser's duties hereunder.

10. Services to Other Clients.

Nothing herein contained shall limit the freedom of the Adviser or any affiliated person of the Adviser to render investment management and administrative services to other investment companies, to act as investment adviser or investment counselor to other persons, firms or corporations, or to engage in other business activities.

11. Limitation of Liability of Adviser and its Personnel.

Neither the Adviser nor any director, manager, officer or employee of the Adviser performing services for the Trust at the direction or request of the Adviser in connection with the Adviser's discharge of its obligations hereunder shall be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with any matter to which this Agreement relates, and the Adviser shall not be responsible for any action of the Trustees of the Trust in following or declining to follow any advice or recommendation of the Adviser or any sub-adviser retained by the Adviser pursuant to Section 9 of this Agreement; PROVIDED, that nothing herein contained shall be construed (i) to protect the Adviser against any liability to the Trust or its shareholders to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of the Adviser's duties, or by reason of the Adviser's reckless disregard of its obligations and duties under this Agreement, or (ii) to protect any director, manager, officer or employee of the Adviser who is or was a Trustee or officer of the Trust against any liability of the Trust or its shareholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office with the Trust.

12. Effect of Agreement.

Nothing herein contained shall be deemed to require to the Trust to take any action contrary to its Declaration of Trust or its By-Laws or any applicable law, regulation or order to which it is subject or by which it is bound, or to relieve or deprive the Trustees of the Trust of their responsibility for and control of the conduct of the business and affairs of the Trust.

13. Term of Agreement.

With respect to the Fund, the term of this Agreement shall begin as of the date and year date first written above,, and unless sooner terminated as hereinafter provided, this Agreement shall remain in effect for a period of one year. Thereafter, this Agreement shall continue in effect with respect to each Fund from year to year, subject to the termination provisions and all other terms and conditions hereof; PROVIDED, such continuance with respect to a Fund is approved at least annually by vote of the holders of a majority of the outstanding voting securities of the Fund or by the Trustees of the Trust; PROVIDED, that in either event such continuance is also approved annually by the vote, cast in person at a meeting called for the purpose of voting on such approval, of a majority of the Trustees of the Trust who are not parties to this Agreement or interested persons of either party hereto. The Adviser shall furnish to the Trust, promptly upon its request, such information as may reasonably be necessary to evaluate the terms of this Agreement or any extension, renewal or amendment thereof.

14. Amendment or Assignment of Agreement.

Any amendment to this Agreement shall be in writing signed by the parties hereto; PROVIDED, that no such amendment shall be effective unless authorized (i) by resolution of the Trustees of the Trust, including the vote or written consent of a majority of the Trustees of the Trust who are not parties to this Agreement or interested persons of either party hereto, and (ii) by vote of a majority of the outstanding voting securities of the Fund affected by such amendment if required by applicable law. This Agreement shall terminate automatically and immediately in the event of its assignment.

15. Termination of Agreement.

This Agreement may be terminated as to any Fund at any time by either party hereto, without the payment of any penalty, upon sixty (60) days' prior written notice to the other party; PROVIDED, that in the case of termination by any Fund, such action shall have been authorized (i) by resolution of the Trust's Board of Trustees, including the vote or written consent of Trustees of the Trust who are not parties to this Agreement or interested persons of either party hereto, or (ii) by vote of majority of the outstanding voting securities of the Fund.

16. Use of Name.

The Trust is named the Northern Lights Fund Trust III and each Fund may be identified, in part, by the name "Northern Lights."

17. Declaration of Trust.

The Adviser is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Trust's Declaration of Trust and agrees that the obligations assumed by the Trust or a Fund, as the case may be, pursuant to this Agreement shall be limited in all cases to the Trust or a Fund, as the case may be, and its assets, and the Adviser shall not seek satisfaction of any such obligation from the shareholders or any shareholder of the Trust. In addition, the Adviser shall not seek satisfaction of any such obligations from the Trustees or any individual Trustee. The Adviser understands that the rights and obligations of any Fund under the Declaration of Trust are separate and distinct from those of any and all other Funds. The Adviser further understands and agrees that no Fund of the Trust shall be liable for any claims against any other Fund of the Trust and that the Adviser must look solely to the assets of the pertinent Fund of the Trust for the enforcement or satisfaction of any claims against the Trust with respect to that Fund.

18. Confidentiality.

The Adviser agrees to treat all records and other information relating to the Trust and the securities holdings of the Funds as confidential and shall not disclose any such records or information to any other person unless (i) the Board of Trustees of the Trust has approved the disclosure or (ii) such disclosure is compelled by law. In addition, the Adviser and the Adviser's officers, directors, members and employees are prohibited from receiving compensation or other consideration, for themselves or on behalf of a Fund, as a result of disclosing the Fund's portfolio holdings. The Adviser agrees that, consistent with the Adviser's Code of Ethics, neither the Adviser nor the Adviser's officers, directors, members or employees may engage in personal securities transactions based on nonpublic information about a Fund's portfolio holdings.

19. This Agreement shall be governed and construed in accordance with the laws of the State of New York.

20. Interpretation and Definition of Terms.

Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Act shall be resolved by reference to such term or provision of the Act and to interpretation thereof, if any, by the United States courts, or, in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission validly issued pursuant to the Act. Specifically, the terms "vote of a majority of the outstanding voting securities," "interested persons," "assignment" and "affiliated person," as used in this Agreement shall have the meanings assigned to them by Section 2(a) of the Act. In addition, when the effect of a requirement of the Act reflected in any provision of this Agreement is modified, interpreted or relaxed by a rule, regulation or order of the Securities and Exchange Commission, whether of special or of general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

21. Captions.

The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

22. Execution in Counterparts.

This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date and year first above written.

NORTHERN LIGHTS FUND TRUST III

By: _____

Name: James Ash

Title: President

GRATUS CAPITAL, LLC

By: _____

Name:

Title:

NORTHERN LIGHTS FUND TRUST III

INVESTMENT ADVISORY AGREEMENT

APPENDIX A

FUNDS OF THE TRUST

NAME OF FUND	ANNUAL ADVISORY FEE AS A PERCENTAGE OF AVERAGE NET ASSETS OF THE FUND
Marathon Value Portfolio	1.10%